FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2007


                                   Acambis plc
                 (Translation of registrant's name into English)

                           Peterhouse Technology Park
                                100 Fulbourn Road
                                Cambridge CB1 9PT
                                     England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

FDA publishes documents


FDA publishes ACAM2000 Advisory Committee briefing documents and questions

Cambridge, UK and Cambridge, Massachusetts - 15 May 2007 - Acambis plc (Acambis) (LSE: ACM) announces that the ACAM2000-related briefing documents for the Vaccines and Related Biological Products Advisory Committee scheduled for Thursday, 17 May are now accessible via the US Food and Drug Administration's
(FDA) website.

Briefing documents have been provided by the FDA and Acambis. The documents include details of the safety and efficacy data generated by Acambis through its clinical development programme.

This information can be accessed at http://www.fda.gov/ohrms/dockets/ac/07/ briefing/2007-4292B2-00-index.htm.

Acambis developed ACAM2000 under contracts with the US Centers for Disease Control and Prevention in response to the US Government's need for a stockpile of smallpox vaccine to counter the threat of smallpox being used as a biological weapon. To date, Acambis has supplied 192.5 million doses of ACAM2000 to the US 's Strategic National Stockpile under an FDA Investigational New Drug application.


                                     -ends-


Enquiries:


Acambis plc
Ian Garland, Chief Executive Officer
Elizabeth Brown, Acting Chief Financial Officer
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0) 1223 275 300

Brunswick
Jon Coles / Justine McIlroy / Margherita Lupi
Tel: +44 (0) 20 7404 5959


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. ChimeriVax-JE, Acambis' most advanced product in the non-biodefence pipeline, has to date shown an excellent safety and efficacy profile following pivotal Phase 3 trials. It is currently undergoing paediatric trials in India and is partnered with sanofi pasteur and Bharat Biotech. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see relevant risk sections in the Company's latest Annual Report and Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.



                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 15 May 2007                       ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.